Exhibit 99.1

Autozi Internet Technology (Global) Ltd. Received Two Notification Letters from Nasdaq

BEIJING, January 9, 2026 /PRNewswire/ — Autozi Internet Technology (Global) Ltd. (“Autozi” or the “Company”) (Nasdaq: AZI), one of China’s leading and fastest-growing lifecycle automotive service and supply-chain technology platforms, announced today that it received two notification letters from The Nasdaq Stock Market LLC (“Nasdaq”) dated January 6, 2026 and January 7, 2026, respectively.

In the notification letter from Nasdaq dated as of January 7, 2026, Nasdaq notified the Company that it has regained compliance with the bid price requirement under Nasdaq Listing Rule 5450(a)(1). In a prior notification letter dated as of November 26, 2025, the Nasdaq staff determined to delist the Company’s securities from the Nasdaq Global Market pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iii) on the basis that the Company’s securities had a closing bid price of US$0.10 or less for ten consecutive trading days. The Company appealed the staff’s determination to a Hearings Panel (the “Panel”) on December 2, 2025, and a hearing has been scheduled on January 22, 2026 (the “Hearing”). Despite that the Company has regained compliance with the bid price requirement, the Hearing will be held as scheduled because the Company remains noncompliant with the MVLS requirement under Nasdaq Listing Rule 5450(b)(2)(A).

In the notification letter from Nasdaq dated as of January 6, 2026, Nasdaq notified the Company that the Company has not regained compliance with Nasdaq Listing Rule 5450(b)(2)(A), which requires companies to maintain a minimum market value of listed securities (“MVLS”) of US$50 million, on or before the expiration of the 180-calendar-day compliance period previously granted by Nasdaq. That compliance period was granted pursuant to Nasdaq’s prior notification letter dated July 8, 2025, which advised the Company that its MVLS had been below the minimum US$50 million required for continued listing as set forth in Nasdaq Listing Rule 5450(b)(2)(A) for the previous 30 consecutive trading days. The failure to regain compliance with 5450(b)(2)(A) serves as an additional basis for delisting the Company’s securities from The Nasdaq Stock Market. The Company will present its views regarding the MVLS deficiency to the Panel at the hearing.

About Autozi

Founded in 2010, Autozi is a fast-growing automotive service and technology platform in China. The company offers a broad portfolio of high-quality, cost-effective automotive products and services through online and offline channels nationwide. Using its advanced supply chain cloud platform and SaaS solutions, Autozi has built an integrated ecosystem that connects key stakeholders across the automotive industry, enhancing collaboration and efficiency throughout the supply chain.

Contact Information

Autozi Internet Technology (Global) Ltd.

Mr. Jiabing Song

Email: boardoffice@autozi.com